STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Applied UV, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of Applied UV, Inc., by unanimous written consent, duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of incorporation of said corporation (the "Certificate of Incorporation"), declaring said amendment to be advisable and seeking the written consent of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by deleting in its entirety Section I to ARTICLE IV of the Certificate of Incorporation and replacing such deleted language with the following:

"Section 1. Number of Authorized Shares. The total number of shares of stock which the Corporation shall have the authority to issue shall be One Hundred Seventy Million (170,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated as "Common Stock" and "Preferred Stock." The Corporation shall be authorized to issue One Hundred Fifty Million (150,000,000) shares of Common Stock, each share to have a par value of $0.0001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, each share to have a par value of$0.0001 per share."

SECOND: That thereafter, the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a stockholders' meeting at which all shares entitled to vote thereon were present and voted, approved of the proposed amendment by written consent in lieu of a meeting pursuant to Section 228(a) of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provision of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on October 7, 2021.

By:/s/ Keyoumars Saeed

Name: Keyoumars Saeed

Title: Chief Executive Officer